==============================================================================




                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of November 1999


                               MFC BANCORP LTD.
            (Exact Name of Registrant as specified in its charter)

                6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                               (41 22) 818 2999
        (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                 [ X ]  Form 20-F          [   ]  Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                          Yes               No     X
                              ---------        ---------

(If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-               ).
                                      ---------------




==============================================================================

                               MFC BANCORP LTD.



                          1999 THIRD QUARTER REPORT
                               TO SHAREHOLDERS



                              SEPTEMBER 30, 1999




                          FORWARD-LOOKING STATEMENTS


Statements in this report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of MFC Bancorp Ltd., and its directors and officers, primarily with respect to the future market size and future operating performance of MFC Bancorp Ltd. and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

                               MFC BANCORP LTD.

                          1999 THIRD QUARTER REPORT

President's Letter to Shareholders:

We are pleased to enclose the Company's results for the third quarter and first nine months of 1999. Net earnings in the first nine months of 1999 increased by approximately 21% compared to the same period in 1998. The following table is a summary of selected financial information concerning the Company for the periods indicated:

                                 Nine Months Ended         Nine Months Ended
                              ----------------------    ----------------------
                                   September 30,             September 30,
                              ----------------------    ----------------------
                                 1999        1998          1999        1998
                              ----------  ----------    ----------  ----------
                                 (U.S. Dollars in        (Canadian Dollars in
                               thousands except per      thousands except per
                                  share amounts)            share amounts)
                                 Information Only

Revenue                       $   49,281  $   54,733    $   73,428  $   80,125
Net income                        15,275      12,880        22,759      18,858
Net income per share:
  Basic                             1.26        1.05          1.88        1.54
  Fully diluted                     1.11        0.95          1.65        1.39

                              September 30, December 31,  September 30, December 31,
                                  1999         1998            1999          1998
                              ------------- ------------  ------------- ------------
                                     (U.S. Dollars             (Canadian Dollars
                                     in thousands)               in thousands)
                                    Information Only

Cash and cash equivalents       $    33,974   $   25,398    $    49,942   $   38,871
Securities                           56,972       50,309         83,749       76,998
Total assets                        185,964      163,203        273,369      249,782
Debt                                 27,107       26,195         39,847       40,091
Shareholders' equity                114,208      100,878        167,887      154,396

The Company is in the financial services business specializing in private and investment banking internationally. The Company's banking business is conducted by its wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), a licensed full-service Swiss bank based in Geneva Switzerland. The Bank does not engage in commercial or real estate lending.

Private banking focuses on asset management, securities trading services and servicing the Bank's worldwide base of clients, including corporations, small to mid-sized institutions and high net-worth individuals. Investment banking services include providing finance and advisory services to clients with respect to corporate finance transactions and underwriting issuances of securities. The Company's personalized approach to client development for both its private and investment banking activities has continued to increase its client base. The Company will continue to focus on providing its clients with creative solutions through both its existing operations and strategic acquisitions and alliances.

The Bank requires substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow the Bank to generate fee income without tying up significant amounts of its capital. On the other hand, the traditional method of placing deposits, whereby income is generated on the spread between deposits and return on investments, requires significant amounts of capital, which will hinder growth.

The Company also conducts proprietary investing activities, which consist of the Company using its own resources and expertise to invest for its own account. These activities concentrate on the identification and acquisition of control of undervalued assets and the development and realization of the full potential thereof. The Company invests globally with the objective of maximizing total return measured through both long-term appreciation and recognized gains.

In the fourth quarter of 1999, the Bank began conducting business over the Internet through its SwissNetBanking.com Web site and is the first to provide international residents with the opportunity to open on-line banking and trading accounts with a Swiss bank where permitted. Prior to the offering of this service on-line, opening a bank account in Switzerland was required to be done in person, which is not practical for non-residents of the country. Hits on the Web site have grown steadily since coming on-line, which has been reflected in growing account opening document requests.

Currently, the Web site offers trading on U.S. based exchanges and, prior to year-end, will offer trading on Swiss based exchanges. In 2000, the Company plans to add the ability to trade on other European, Latin and South American and certain Asian based exchanges. In addition, in 2000 the Company plans to expand the site to offer multi-currency foreign exchange accounts and make the Web site multilingual.

The Company has established a solid foundation for its financial services business and looks forward to continued growth in the last quarter of 1999.


                                                 Respectfully submitted,

                                                 M.J. Smith
November 1999                                    President

                               MFC BANCORP LTD.



                       CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                  (Unaudited)

                               MFC BANCORP LTD.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                            (dollars in thousands)

                                  September 30, 1999        September 30,
                                  ------------------   ----------------------
                                    (U.S. Dollars)        1999        1998
                                   Information Only    ----------  ----------
                                                         (Canadian Dollars)
ASSETS
Cash and cash equivalents             $   33,974       $   49,942  $   64,872
Securities                                56,972           83,749      73,491
Loans                                     46,288           68,044      37,832
Receivables                               17,401           25,580      20,858
Due from investment dealers               11,845           17,411      29,593
Property held for sale                     3,648            5,363       6,251
Notes receivable                               -                -       7,239
Excess cost of net assets acquired        12,299           18,080      18,740
Premises and equipment                     1,805            2,654       2,926
Prepaid and other                          1,732            2,546       4,778
                                      ----------       ----------  ----------
                                      $  185,964       $  273,369  $  266,580
                                      ==========       ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                              $   34,807       $   51,167  $   28,196
Accounts payable and accrued expenses      8,268           12,154      53,829
Debt                                      27,107           39,847      40,241
                                      ----------       ----------  ----------
                                          70,182          103,168     122,266

Minority interest                          1,574            2,314       2,477

Shareholders' equity
  Common stock                            44,716           65,732      65,666
  Cumulative translation adjustment          802            1,181       9,331
  Retained earnings                       68,690          100,974      66,840
                                      ----------       ----------  ----------
                                         114,208          167,887     141,837
                                      ----------       ----------  ----------
                                      $  185,964       $  273,369  $  266,580
                                      ==========       ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             For the Nine Months Ended September 30, 1999 and 1998
                                  (Unaudited)
                (dollars in thousands except per share amounts)

                                          1999            1999        1998
                                    ----------------   ----------  ----------
                                     (U.S. Dollars)      (Canadian Dollars)
                                    Information Only
Financial services revenue            $   49,281       $   73,428  $   80,125

Expenses
  Financial services                      22,631           33,720      41,036
  General and administrative               9,063           13,504      16,735
  Interest                                 2,138            3,186       3,553
                                      ----------       ----------  ----------
                                          33,832           50,410      61,324
                                      ----------       ----------  ----------

Income before income taxes                15,449           23,018      18,801
Provision for income taxes                  (173)            (258)       (257)
                                      ----------       ----------  ----------
                                          15,276           22,760      18,544

Minority interest                             (1)              (1)        314
                                      ----------       ----------  ----------
Net income                            $   15,275       $   22,759  $   18,858
                                      ==========       ==========  ==========

Earnings per share
  Basic                               $     1.26       $     1.88  $     1.54
                                      ==========       ==========  ==========
  Fully diluted                       $     1.11       $     1.65  $     1.39
                                      ==========       ==========  ==========

Weighted average number of shares
  outstanding (in thousands)              15,276           15,276      14,835
                                      ==========       ==========  ==========
Dividends paid on:
  Common shares                       $        -       $        -  $      369
                                      ==========       ==========  ==========
  Preferred shares                    $        -       $        -  $        -
                                      ==========       ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
            For the Three Months Ended September 30, 1999 and 1998
                                  (Unaudited)
                (dollars in thousands except per share amounts)

                                          1999            1999        1998
                                    ----------------   ----------  ----------
                                     (U.S. Dollars)      (Canadian Dollars)
                                    Information Only
Financial services revenue            $   16,180       $   24,038  $   26,230

Expenses
  Financial services                       5,147            7,632      15,044
  General and administrative               3,333            4,955       4,916
  Interest expense                           640              951       1,279
                                      ----------       ----------  ----------
                                           9,120           13,538      21,239
                                      ----------       ----------  ----------

Income before income taxes                 7,060           10,500       4,991
Provision for income taxes                   (44)             (66)        (15)
                                      ----------       ----------  ----------
                                           7,016           10,434       4,976

Minority interest                             (6)              (9)         70
                                      ----------       ----------  ----------
Net income                            $    7,010       $   10,425  $    5,046
                                      ==========       ==========  ==========

Earnings per share
  Basic                               $     0.58       $     0.86  $     0.42
                                      ==========       ==========  ==========
  Fully diluted                       $     0.50       $     0.74  $     0.39
                                      ==========       ==========  ==========

Weighted average number of shares
  outstanding (in thousands)              15,277           15,277      14,617
                                      ==========       ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the Nine Months Ended September 30, 1999 and 1998
                                  (Unaudited)
                            (dollars in thousands)

                                                          September 30,
                                                    -------------------------
                                                       1999           1998
                                                    ----------     ----------
Inflow (outflow) of cash and cash equivalents
  related to the following activities:
 Operating
  Net income                                        $   22,759     $   18,858
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
      Items not affecting cash
        Depreciation and amortization                    1,573          1,397
        Gain on debt securities                              -         (7,660)

  Changes in current assets
    and liabilities
   Securities                                           (6,765)         5,361
   Receivables                                           2,217         (1,195)
   Due from investment dealers                         (10,269)       (26,594)
   Properties held for sale                                 48            507
   Accounts payable and accrued expenses                (4,210)        21,857
   Other                                                  (915)            29
                                                    ----------     ----------
                                                         4,438         12,560

Financing
  Net increase (decrease) in deposits                   32,767         (6,539)
  Loan repayments                                         (116)        (3,719)
  Borrowings                                                 -         15,515
  Issuance of shares, net of repurchase                      -         (4,703)
  Dividends paid                                             -           (369)
  Other                                                    (40)           (40)
                                                    ----------     ----------
                                                        32,611            145

Investing
  Net (increase) decrease in loans                     (16,108)         5,585
  Purchases of subsidiaries, net of cash acquired         (521)          (760)
  Purchase of long-term investments                     (4,741)             -
  Other                                                   (725)          (224)
                                                    ----------     ----------
                                                       (22,095)         4,601

Exchange rate effect on cash and
  cash equivalents                                      (3,883)         5,344
                                                    ----------     ----------
Increase in cash and cash equivalents                   11,071         22,650
Cash and cash equivalents:
  Beginning of period                                   38,871         42,222
                                                    ----------     ----------
  End of period                                     $   49,942     $   64,872
                                                    ==========     ==========


  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
                                  (Unaudited)

Note 1.  Basis of Presentation
         ---------------------

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.  Nature of Business
         ------------------

The Company is in the financial services business and its principal activities focus on private and investment banking.

Note 3.  Earnings Per Share
         ------------------

Basic earnings per share is computed on the weighted average number of shares outstanding during the period. For the calculation of fully diluted earnings per share, under Canadian generally accepted accounting principles, options are deemed to be exercised at the date of grant and convertible securities are deemed to be converted at the date of issuance.

Under U.S. generally accepted accounting principles, options affect diluted earnings per share when "in-the-money."

Note 4.  Reporting Currency
         ------------------

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.4700 for period end purposes and U.S. $1.00 = Canadian $1.4900 for the nine months ended September 30, 1999.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of the Company for the nine months ended September 30, 1999 should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. In this document, unless the context otherwise requires, the "Company" refers to MFC Bancorp Ltd. and its subsidiaries and all references to monetary amounts are in Canadian dollars unless otherwise indicated. Selected financial data has also been provided in U.S. dollars for information purposes using an exchange rate of one U.S. dollar being equal to Canadian $1.4700 for the current period and Canadian $1.5259 for the comparative period of 1998.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

RESULTS OF OPERATIONS - Nine Months Ended September 30, 1999
                        ------------------------------------

In the nine months ended September 30, 1999, revenues decreased to $73.4 million from $80.1 million in the comparable period of 1998, primarily due to reduced activities in investment banking. Expenses decreased to $50.4 million in the nine months ended September 30, 1999 from $61.3 million in the comparable period of 1998, primarily as a result of lower revenues. General and administrative expenses decreased to $13.5 million in the nine months ended September 30, 1999 from $16.7 million in the comparable period of 1998, primarily due to the consolidation and streamlining of operations. Interest expense decreased to $3.2 million in the nine months ended September 30, 1999 from $3.6 million in the comparable period of 1998, primarily due to lower indebtedness during the current period.


In the nine months ended September 30, 1999, net earnings were $22.8 million or $1.88 per share on a basic basis ($1.65 per share on a fully diluted basis). In the nine months ended September 30, 1998, net earnings were $18.9 million or $1.54 per share on a basic basis ($1.39 per share on a fully diluted basis).

RESULTS OF OPERATIONS - Three Months Ended September 30, 1999
                        -------------------------------------

In the third quarter of 1999, revenues decreased to $24.0 million from $26.2 million in the comparable period of 1998, primarily as a result of lower sales of securities. Expenses decreased to $13.5 million in the third quarter of 1999 from $21.2 million in the comparable period of 1998, primarily as a result of lower revenues. General and administrative expenses increased marginally to $5.0 million in the quarter ended September 30, 1999 from $4.9 million in the comparable period of 1998. Interest expense decreased to $1.0 million in the quarter ended September 30, 1999 from $1.3 million in the comparable period of 1998, primarily due to lower indebtedness during the current quarter.

In the quarter ended September 30, 1999, net earnings were $10.4 million or $0.86 per share on a basic basis ($0.74 per share on a fully diluted basis). In the quarter ended September 30, 1998, net earnings were $5.0 million or $0.42 per share on a basic basis ($0.39 per share on a fully diluted basis).

Liquidity and Capital Resources
-------------------------------

The following table is a summary of selected financial information concerning the Company for the periods indicated:

                                   U.S. Dollars            Canadian Dollars
                              ----------------------    ----------------------
                                   September 30,             September 30,
                              ----------------------    ----------------------
                                 1999        1998          1999        1998
                              ----------  ----------    ----------  ----------
                                  (in thousands)            (in thousands)
                                 Information Only
Cash and cash equivalents. . .$   33,974  $   42,514    $   49,942  $   64,872
Securities . . . . . . . . . .    56,972      48,162        83,749      73,491
Total assets . . . . . . . . .   185,964     174,703       273,369     266,580
Debt . . . . . . . . . . . . .    27,107      26,372        39,847      40,241
Shareholders' equity . . . . .   114,208      92,952       167,887     141,837

The Company maintains a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides the Company with flexibility in managing its business and financing. This liquidity is used by the Company in client related services where the Company acts as a financial intermediary for third parties and in the Company's own proprietary investing activities.

At September 30, 1999, the Company's cash and cash equivalents were $49.9 million, compared to $64.9 million at September 30, 1998. At September 30, 1999, the Company had securities of $83.7 million, compared to $73.5 million at September 30, 1998.

Operating Activities
--------------------

Operating activities provided cash of $4.4 million in the nine months ended September 30, 1999, compared to $12.6 million in the comparable period of 1998. In the nine months ended September 30, 1999, a decrease in receivables provided cash of $2.2 million, compared to an increase in same using cash of $1.2 million in the comparable period of 1998. An increase in amounts due from investment dealers as a result of securities trading activities used cash of $10.3 million in the nine months ended September 30, 1999, compared to $26.6 million in the comparable period of 1998. A decrease in accounts payable and accrued expenses used cash of $4.2 million in the nine months ended September 30, 1999, compared to an increase in same providing cash of $21.9 million in the comparable period of 1998. Net purchases of securities used cash of $6.8 million in the current period, compared to net sales of securities providing cash of $5.4 million in the comparable period of 1998. The Company expects to generate sufficient cash flow from operations to meet its working capital requirements.

The Company recently began conducting business over the Internet whereby it is offering on-line banking and trading services. The Company expects to spend a significant amount of cash on marketing its on-line services, including on television, radio, magazine and Internet advertising, and capital expenditures relating to the technology for its Web site. The Company expects that such expenditures will negatively impact its short-term cash flows and earnings.

Investing Activities
--------------------

Investing activities in the nine months ended September 30, 1999 used cash of $22.1 million, compared to providing cash of $4.6 million in the comparable period of 1998, primarily as a result of a net increase of approximately $16.1 million in loans for customers' securities trading accounts during the current period. These are margin loans secured by securities deposited by customers.

In the fourth quarter of 1999, the Bank began conducting business over the Internet through its SwissNetBanking.com Web site. The project is being financed from cash flow from operations and, other than costs for hardware, costs and expenses associated with the project are being expensed in the quarter incurred.

Financing Activities
--------------------

Financing activities provided cash of $32.6 million in the nine months ended September 30, 1999, compared to $0.1 million in the comparable period of 1998, primarily as a result of a net increase of approximately $32.8 million in deposits for customers' securities trading accounts during the current period.

The devaluation of the Swiss franc relative to the Canadian dollar by approximately 12.2% over the period resulted in an unrealized foreign exchange translation loss of $3.9 million on cash and cash equivalents, which is included as shareholder's equity in the Company's balance sheet and does not affect the net earnings of the Company.

The Company continues to explore potential acquisition opportunities as a means of expanding its business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

Year 2000
---------

The Year 2000 issue results from computer applications written to use two digits rather than four to define the applicable year, which could lead to business disruptions in the Year 2000. The Company has conducted a comprehensive review and testing of all significant applications that may require modification to ensure Year 2000 compliance. The Company's systems have been determined to be Year 2000 compliant. The Company's Year 2000 testing has been audited and confirmed by a third-party auditor. The Company also has finalized a contingency action plan in the event of non-compliance on January 1, 2000 designed to safeguard the interests of the Company and its customers. The Company believes the plan significantly reduces the risk of a Year 2000 issue serious enough to cause a business disruption. The total cost to the Company of Year 2000 compliance activities has not been and is not currently anticipated to be material to its financial position or results of operations.

In addition, the Company has closely monitored the Year 2000 compliance status of its most important business relationships with customers and other counterparties. Communications with these parties indicate that the Company faces no serious risks in areas outside of its control. However, there can be no assurance that the failure of these parties to remediate their computer and non-information technology systems in a timely manner would not materially adversely affect the Company. The Company will continue to monitor the Year 2000 compliance status of these parties and, in the event that a party is not ready, the Company will work with other affected parties to plan an appropriate course of action.

Although there can be no certainty that all aspects of the Year 2000 issue potentially affecting the Company, its customers and other counterparties have been fully resolved, management believes that the Year 2000 issue will not pose significant operational problems for its computers. The Company's expectations are based on the assumption that there will be no general failure of external, local or international systems (such as power, communication systems, securities exchanges, central banks and various governmental regulatory bodies) necessary for the ordinary conduct of business. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant        MFC BANCORP LTD.
           ------------------------------


By             /s/ Michael J. Smith
           ------------------------------
           MICHAEL J. SMITH, PRESIDENT


Date          November 29, 1999
           ------------------------------